MADECO

FOR IMMEDIATE RELEASE

HEADQUARTERS DOMICILE CHANGE

(Santiago, CHILE, December 9, 2008) Madeco S.A. ("Madeco" or "the Company") (NYSE ticker: MAD) reported today the following information to the *Superintendencia de Valores y Seguros* (Chilean Securities and Insurance Superintendency, or "SVS"):

The Board of Directors in the session held on December 5, 2008, agreed to inform the change of the domicile of the Company from the street Ureta Cox No. 930, to San Francisco No. 4760, both located on San Miguel, Santiago. The new domicile of the headquarters of the Company is located where operates its tubes and sheets plant.

For further information contact:

Jose Luis Valdes M.
Investor Relations
ir@madeco.cl
 (56 2) 520-1380